Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2023

Greenfire Resources Ltd.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of Greenfire Resources Ltd. (“Greenfire” or the “Company”) is dated March 20, 2024, which is the date this MD&A was approved by the Board of Directors of the Company, and should be read in conjunction with the Company’s consolidated balance sheets of Greenfire Resources Ltd. and subsidiaries as at December 31, 2023 and 2022, and the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity (deficit) and cash flows, for each of the three years in the period ended December 31, 2023. The consolidated financial statements, including the comparative figures, were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

This MD&A contains forward-looking information based on the Company’s current expectations and projections. For information on the material factors and assumptions underlying such forward-looking information, refer to the “Forward Looking Statements” section of this MD&A.

The Company holds a 75% working interest in the Expansion Asset (as defined below) and a 100% working interest in the Demo Asset (as defined below). Production volumes and per unit statistics are presented throughout this MD&A on a company gross working interest basis before deduction of royalties.

Dollar per barrel ($/bbl) figures are based upon sold bitumen barrels unless otherwise noted. The Company monitors and reviews financial information on a per barrel basis for comparability to prior period results and to analyze the Company’s competitiveness relative to its peer group.

All financial information included in this MD&A is presented in Canadian dollars (“CAD”), unless otherwise noted. Certain dollar amounts have been rounded to the nearest million dollars or thousand dollars, as noted, and tables may not add due to rounding.

This MD&A contains non-GAAP measures which are detailed in the section entitled “Non-GAAP Measures”. They include adjusted EBITDA, adjusted EBITDA per barrel ($/bbl), operating netback, operating netback per barrel ($/bbl), adjusted funds flow, adjusted free cash flow, adjusted working capital and net debt.

A discussion of the results of operations for the year ended December 31, 2022, compared to the year ended December 31, 2021 has been reported previously in Greenfire’s final prospectus filed pursuant to Rule 424(b)(3) on February 6, 2024 under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and is not repeated herein. Such information can be found on EDGAR at:

https://www.sec.gov/Archives/edgar/data/1966287/000121390024010570/ea192929-424b3_greenfire.htm

Corporate Information

Greenfire is based in Canada with the Company’s registered office located in Calgary, Alberta. The Company’s principal business is the sustainable production and development of upstream energy resources from the oil sands in Canada, using in situ thermal oil production extraction techniques such as steam assisted gravity drainage (“SAGD”).

Greenfire Acquisition Corporation (“GAC”) was incorporated on November 2, 2020 for the purpose of acquiring the Hangingstone Demonstration Facility (the “Demo Asset”). On April 5, 2021, GAC acquired the Demo Asset and was subsequently amalgamated with Greenfire Resources Operating Corporation (“GROC”), a wholly owned subsidiary of the Company. The Demo Asset is a SAGD bitumen production facility with an estimated debottlenecked capacity of 7,500 bbls/d.

On September 17, 2021, GROC acquired all of the issued and outstanding shares of Japan Canada Oil Sands Limited (“JACOS”). JACOS’s primary asset was a 75% working interest in the Hangingstone Expansion Facility (the “Expansion Asset” and together with the Demo Asset, the “Hangingstone Facilities”). The Expansion Asset is a SAGD bitumen production facility located approximately five kilometers to the southeast of the Demo Asset, with an estimated gross debottlenecked capacity of 35,000 bbls/d.

On December 14, 2022, GRI, M3-Brigade Acquisition III Corp. (“MBSC”), a New York Stock Exchange (“NYSE”) listed special purpose acquisition company, and certain other parties entered into a definitive agreement for a business combination (the “De-Spac Transaction”), which valued Greenfire at an enterprise value of US$950.0 million. The De-Spac Transaction was consummated on September 20, 2023 and Greenfire’s common shares (“Common Shares”) commenced trading on the NYSE. On February 2, 2024, Greenfire filed a final non-offering prospectus with the Alberta Securities Commission resulting in the Company becoming a reporting issuer in the Province of Alberta. On February 8, 2024 the Common Shares commenced trading on the Toronto Stock Exchange (“TSX”) under the symbol “GFR” and Greenfire became a reporting issuer in the Province of Ontario.

On January 1, 2024, GRI amalgamated with GROC in accordance with the provisions of the Business Corporations Act (Alberta), with the surviving entity carrying on as “Greenfire Resources Operating Corporation” and as a wholly-owned subsidiary of the Company.

Greenfire Resources Ltd.	2023 Q4 Management’s Discussion and Analysis | 2

GREENFIRE’S ASSETS, POSITIONING & STRATEGY

Greenfire is an intermediate, lower-cost and growth-oriented oil sands producer focused on the sustainable development of its Tier-1 assets in Western Canada using SAGD. Greenfire is pursuing capital-efficient and lower-risk growth through the optimization of existing production, facilities and reserves to maximize free cash flow generation. The Company has a large, long-life and relatively low decline oil sands resource base, with two producing and adjacent SAGD assets at the Hangingstone Facilities, with expandable pipeline infrastructure in place for diluted bitumen and diluent at the Expansion Asset. These two assets are:

●	Expansion Asset (75% Working Interest, Operator).

●	Demo Asset (100% Working Interest, Operator).

The Company believes that the Expansion Asset and Demo Asset have a Tier-1 SAGD reservoir, meaning there is no top gas, bottom water, or lean zones (“thief zones”). Other SAGD reservoirs may have thief zones, which limit reservoir pressure and require the constant use and routine replacement of downhole pumps for production. Tier-1 SAGD reservoirs allow production to flow to the surface with natural lift, which reduces the Company’s capital and operating expenditure requirements compared to other SAGD producers, which the Company believes represents a structural cost advantage for Greenfire.

Greenfire’s strategy is to implement industry proven SAGD optimization techniques, concentrating on maximizing utilization of plant capacity, minimizing capital expenditure and controlling operating cost structures, to maximize the value of its Tier-1 SAGD assets. The Company believes that the Hangingstone Facilities have ample opportunities for additional value generation. Greenfire also plans to evaluate and consider additional potential prospects for further production growth, including external acquisitions that compete with the expected returns from its existing Tier-1 SAGD assets, if the Company believes they are accretive to Greenfire’s shareholders.

FOURTH QUARTER 2023 & RECENT HIGHLIGHTS

Corporate Highlights:

●	The Company’s consolidated net average bitumen production in fourth quarter of 2023 was 17,335 bbls/d, compared to 19,579 bbls/d in the same period of 2022. The Company’s consolidated net average bitumen production during the first two months of 2024 averaged approximately 19,950 bbls/d, largely the result of higher production at the Expansion Asset, as additional redevelopment infill (“Refill”) wells became operational and the continued increase in reservoir pressure owing to heightened rates of non-condensable gas (“NCG”) co-injection.

●	Oil sales were $161.7 million during the fourth quarter of 2023, relative to $180.7 million in the same period of 2022.

●	Operating expenses were $35.1 million during the fourth quarter of 2023, compared to $42.4 million in the same period in 2022.

●	Cash provided by operating activities was $25.5 million during the fourth quarter of 2023, compared to $17.3 million in the same period of 2022.

●	Adjusted funds flow(1) was $10.5 million during the fourth quarter of 2023, compared to $16.9 million for the same period in 2022.

●	Cash provided in investing activities was $18.8 million during the fourth quarter of 2023, compared to cash used in investing activities of $17.3 million in the same period in 2022.

●	Capital expenditures were $19.4 million during the fourth quarter of 2023, compared to $12.4 million for the same period of 2022.

●	Adjusted free cash flow(1) was negative $8.9 million during the fourth quarter of 2023, compared to positive $4.5 million for the same period in 2022.

●	Net loss totaled $4.7 million during the fourth quarter of 2023, compared to net income of $88.0 million in the same period in 2022.

●	Adjusted EBITDA(1) was $23.4 million during the fourth quarter of 2023, compared to $32.5 million for the same period of 2022.

●	During the fourth quarter of 2023, the Company entered into an unsecured $55.0 million letter of credit facility with a Canadian bank that is supported by a performance security guarantee from Export Development Canada (“EDC Facility”). The EDC Facility replaced a cash collateralized credit facility, resulting in a release of $43.3 million of the restricted cash.

●	The Company had available liquidity of approximately $159.5 million at December 31, 2023, consisting primarily of $109.5 million of cash and cash equivalents and $50.0 million of available credit under the Company’s Senior Credit Facility provided by several financial institutions (“Senior Credit Facility”).

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

Greenfire Resources Ltd.	2023 Q4 Management’s Discussion and Analysis | 3

●	Subsequent to December 31, 2023, the Company implemented an updated West Texas Intermediate (“WTI”) hedging program for 2024 (“2024 Hedging Program”). The 2024 Hedging Program:

o	Replaced previous WTI costless collar contracts with 11,500 bbls/d of WTI fixed price swaps for 2024 at approximately US$71/bbl, providing increased price certainty relative to the previous floor price ranging from approximately US$60/bbl to US$62/bbl.

o	Supports funding the Company’s forecasted capital expenditures range contemplated in the Company’s 2024 Outlook (as defined and described in more detail below) from operations at lower WTI prices in the current volatile commodity environment.

●	The common shares commenced trading on the TSX under the symbol “GFR” at the opening of trading on Thursday, February 8, 2024.

Operational Update:

Expansion Asset

●	Successfully installed a NCG co-injection compressor during the fourth quarter of 2023, enabling the Company to deliver NCG at higher and more consistent rates for co-injection. With heightened rates of NCG co-injection sustained, higher reservoir pressure is expected to be restored at the Expansion Asset around mid-2024, which management anticipates will support increased production rates.

●	Eight extended reach Refill wells were drilled at the Expansion Asset during the year-end 2023, with two additional extended reach Refill wells drilled during the first quarter of 2024.

●	Five extended reach Refill wells have been on production for over two months at the Expansion Asset as at December 31, 2023 and have realized an average monthly production rate of approximately 1,500 bbls/d per well, on a 100% working interest basis, or 1,125 bbls/d net to the Company, in the second month of production.

●	Average bitumen production during the first two months of 2024 averaged approximately 17,650 bbls/d. The Company has recently encountered third-party downhole temperature sensor failures in five of the recently drilled Refill wells at the Expansion Asset. Greenfire has completed the first sensor replacement in March 2024 and plans to replace the remaining sensors in the second quarter of 2024. The Company estimates that bitumen production has been impacted by approximately 2,000 bbls/d.

Demo Asset

●	The disposal well at the Demo Asset has been temporarily shut-in since the beginning of October 2023. Remediation work for the disposal well is complete and disposal operations are anticipated to recommence subject to regulatory approval, and are expected to increase bitumen production by approximately 1,000 bbls/d.

●	A seven Refill well drilling program commenced in February 2024, with all seven wells anticipated to be extended reach Refill wells, drilled across two producing pads, with lateral lengths averaging approximately 2,000 meters. As of the date of this MD&A, one extended reach Refill well has been drilled.

●	To accommodate Refill well drilling activities, adjacent producing wells across multiple pads will operate at reduced productivity. Greenfire expects to complete the seven Refill well program by the second quarter of 2024. Once complete, the Company expects that adjacent wells will return to previous productivity levels.

●	Bitumen production during the first two months of 2024 averaged approximately 2,300 bbls/d, mainly due to the temporarily shut-in of the disposal well and production impacts from ongoing Refill well drilling operations, compared to average bitumen production of 4,284 bbls/d and 4,097 bbls/d during the first and second quarter of 2023, respectively, at the Demo Asset.

Greenfire Resources Ltd.	2023 Q4 Management’s Discussion and Analysis | 4

Financial & Operational Highlights

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2023	2022	2023	2022	2021(1)
Bitumen production – Expansion asset (bbls/d)	14,079	15,710	13,829	16,802	5,352
Bitumen production – Demo asset (bbls/d)	3,256	3,869	3,810	3,701	2,657
Bitumen production – Consolidated (bbls/d)	17,335	19,579	17,639	20,503	8,009

Oil sales	161,730	180,741	675,970	998,849	270,674
Oil sales ($/bbl)	71.04	72.18	73.91	96.82	71.89
Operating netback(2)	27,353	34,567	132,704	229,694	79,127
Operating netback ($/bbl) (2)	17.19	19.27	20.56	30.58	27.40

Operating expenses	35,084	42,429	148,965	160,826	59,710
Operating expenses ($/bbl)	22.05	23.65	23.08	21.41	20.68

Cash provided (used) by operating activities	25,530	17,322	86,548	164,727	31,985
Adjusted funds flow(2)	10,517	16,902	73,206	163,926	49,213
Cash provided (used) by investing activities	18,782	(17,316)	(12,103)	(63,746)	(336,528)
Capital expenditures	19,413	12,361	33,428	39,592	4,594
Adjusted free cash flow(2)	(8,896	4,541	39,778	124,334	44,619

Net income (loss) and comprehensive income (loss)	(4,659)	87,995	(135,671)	131,698	661,444
Per share – basic(3)	(0.07)	1.80	(2.49)	2.69	15.52
Per share – diluted(3)	(0.07)	1.25	(2.49)	1.88	13.75
Adjusted EBITDA(2)	23,434	32,528	117,316	218,033	75,492

Total assets(4)	-	-	1,173,483	1,174,258	1,129,080
Total non-current financial liabilities(4)	-	-	332,029	191,158	215,210

Common shares outstanding, end of period	68,642,515	48,911,009	68,642,515	48,911,009	42,609,296
Weighted average shares outstanding- diluted	68,642,515	70,427,594	54,425,083	69,930,167	48,098,130

(1)	Results are from operations that began at the Expansion Asset after the acquisition of JACOS on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.
(2)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.
(3)	For the years ended December 31, 2022 and 2021, the Company’s basic and diluted earnings per share is the net income per common share of GRI and the weighted average common shares outstanding has been scaled by the applicable exchange ratio following the completion of the De-Spac Transaction with MBSC.
(4)	As at December 31, 2023.

Liquidity and Balance Sheet

	December 31,	December 31,
($ thousands)	2023	2022
Cash and cash equivalents	109,525	35,363
Restricted cash	-	35,313
Available credit facilities(1)	50,000	7,000
Face value of Long-term debt(2)	396,780	295,173

(1)	As at December 31, 2023 the Company had $50.0 million of available credit under the Senior Credit Facility, of which nil was drawn as of December 31, 2023. As at December 31, 2022 the Company had $15.0 million of available credit under available credit facilities, of which $8.0 million was drawn.
(2)	As at December 31, 2023, the 2028 Notes (as defined below) have a face value of US$300.0 million and were converted into Canadian dollars as at period end exchange rates. As at December 31, 2022 the 2025 Notes (as defined below) had a face value of US$217.9 million and were converted into Canadian dollars as at period end exchange rates.

Greenfire Resources Ltd.	2023 Q4 Management’s Discussion and Analysis | 5

OUTLOOK

Corporate 2024 Outlook

2024 Outlook
Annual Net Average Bitumen Production	22,000 – 25,000 bbls/d
Production Growth vs. Annual 2023	25% – 40%

Capital Expenditures:
Drilling	$50 – $60 million
Facilities and Field Infrastructure	$20 – $30 million
Total Capital Expenditures	$70 - $90 million

- Capital Expenditures at the Expansion Asset - Capital Expenditures at the Demo Asset	60% 40%

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

Capital expenditures contemplated by the Company’s 2024 Outlook are expected to be allocated to both the Expansion Asset and Demo Asset, including, at the mid-point, $55 million directed to drilling to focus on developing capital efficient and productive inventory of Refill well targets as well as $25 million for facilities and field infrastructure investments. Approximately 60% of Greenfire’s expected capital expenditures in 2024 are forecasted to be deployed at the Expansion Asset. To provide certainty on cost structure and service availability, Greenfire entered into a two-year take-or-pay drilling contract with an established SAGD drilling contractor in Western Canada, which commenced drilling during 2023 and will facilitate the Company’s continuous drilling program at the Hangingstone Facilities and includes a commitment to drill 550 days over a two-year period. The two-year take-or-pay drilling contract has been recorded as a lease liability in the December 31, 2023 consolidated balance sheets.

Subsequent to December 31, 2023, the Company implemented the 2024 Hedging Program, including the replacement of WTI costless collar contracts with 11,500 bbls/d of WTI fixed price swaps for 2024 at approximately US$71/bbl. To achieve the mid-point of the Company’s range for production and capital expenditures under the 2024 Outlook, assuming a US$15/bbl Western Canadian Select (“WCS”) differential, Greenfire forecasts that capital expenditures can be funded from operations down to approximately:

●	US$55/bbl WTI – before the financial impact of the 2024 Hedging Program; or

●	US$35/bbl WTI – inclusive of the existing 2024 Hedging Program.

The Company expects that its structural cost advantages from its Tier-1 SAGD reservoir, combined with its relatively lower forecasted capital expenditure profile due to its projected multi-year inventory of Refill well targets at the Hangingstone Facilities, is anticipated to result in near-term production growth and potential meaningful free cash flow generation. Greenfire plans to continue focusing on debt reduction with semi-annual debt repayments using 75% of Excess Cash Flow (as defined in the indenture for the Company’s 12% senior secured notes due 2028 (the “2028 Notes”).

DE-SPAC TRANSACTION

On September 20, 2023, Greenfire, GRI, MBSC, DE Greenfire Merger Sub Inc. (“DE Merger Sub”) and 2476276 Alberta ULC (“Canadian Merger Sub”), completed a De-Spac Transaction pursuant to a business combination agreement dated December 14, 2022, as amended (the “Business Combination Agreement”) with MBSC, DE Merger Sub and Canadian Merger Sub were incorporated in December 2022 for the purposes of completing the De-Spac Transaction.

Pursuant to the De-Spac Transaction (i) Canadian Merger Sub amalgamated with and into GRI pursuant to a statutory plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (Alberta), with GRI continuing as the surviving corporation and becoming a direct, wholly-owned subsidiary of Greenfire and (ii) DE Merger Sub merged with and into MBSC pursuant to a Delaware statutory merger (the “Merger) with MBSC continuing as the surviving corporation and becoming a direct, wholly-owned subsidiary of Greenfire.

As a result of the De-Spac Transaction, the following occurred:

●	Of the GRI 8,937,518 common shares outstanding, 7,996,165 were converted to 43,690,534 common shares of Greenfire and 941,353 were cancelled in exchange for cash consideration of $70.8 million. Cash consideration was comprised of a dividend paid of $59.4 million and $11.4 million for shares repurchased and cancelled by the Company. The $70.8 million cash consideration was recorded as a reduction to retained earnings.

Greenfire Resources Ltd.	2023 Q4 Management’s Discussion and Analysis | 6

●	312,500 outstanding GRI bondholder warrants were exchanged for 3,225,810 GRI common shares of which 2,886,048 were converted to 15,769,183 common shares of Greenfire and 339,245 were cancelled in exchange for cash consideration of $25.5 million. This $25.5 million was recorded as a reduction to retained earnings. In conjunction with the share conversion and cancellation, $43.5 million was reclassified from contributed surplus to share capital ($38.9 million) and retained earnings ($4.6 million).

●	Of the 739,912 GRI performance warrants outstanding, 661,971 were converted into 3,617,016 Performance Warrants of the Company (“Performance Warrants”) and 77,941 were cancelled for cash consideration of $4.5 million, which was the fair value of the warrants. The $4.5 million was recorded as a reduction to retained earnings. In conjunction with the cancellation, $1.2 million was reclassified from contributed surplus to retained earnings.

●	Greenfire issued an additional 5,000,000 Warrants of the Company (“Warrants”) to former GRI shareholders, GRI bond warrant holders and GRI performance warrant holders that entitle the holder of each warrant to purchase one common share of Greenfire. The Warrants were recorded as a warrant liability on the consolidated balance sheet.

●	755,707 MBSC Class A common shares held by MBSC’s public shareholders were converted into 755,707 Greenfire common shares.

●	4,250,000 Class B MBSC common shares were converted into 4,250,000 Greenfire common shares.

●	2,526,667 MBSC private placements warrants were converted into 2,526,667 Greenfire Warrants, which were recorded as a warrant liability on the consolidated balance sheet.

●	Concurrent with the execution of the Business Combination Agreement, the Company and MBSC had entered into subscription agreements with certain investors (the “PIPE Investors”) pursuant to which the PIPE Investors agreed to purchase Class A common shares of MBSC at a purchase price of US$10.10 per share. MBSC issued 4,177,091 Class A common shares to the PIPE Investors for proceeds of $56.6 million (US$42.2 million) which were converted into Greenfire common shares at the closing of the De-Spac Transaction.

Greenfire has been identified as the acquirer for accounting purposes. As MBSC does not meet the definition of a business under IFRS 3 Business Combinations, the transaction is accounted for pursuant to IFRS 2 Share Based Payment. On closing of the De-Spac Transaction, the Company accounted for the excess of the fair value of Greenfire common shares issued to MBSC shareholders as consideration, over the fair value of MBSC’s identifiable net assets at the date of closing, resulting in $106.5 million (US$79.4 million) being recognized as a listing expense. The fair value of MBSC Class B common shares exchanged for Greenfire common shares was measured at the market price of MBSC’s publicly traded Class A common shares on September 20, 2023, which was US$9.37 per share. The fair value of MBSC Class A common shares exchanged for Greenfire common shares was measured at the market price of MBSC’s publicly traded Class A common shares on September 20, 2023, which was US$9.37 per share. As part of the De-Spac Transaction, Greenfire acquired marketable securities held in trust, prepaid expenses, accrued liabilities, taxable payable, other liabilities, warrant liability and deferred underwriting fees. The following table reconciles the elements of the listing expense:

($ thousands)
Total fair value of consideration deemed to have been issued by Greenfire:
4,250,000 MBSC Class B common shares at US$9.37 per common share (US$39.8 million)	$53,454
755,707 MBSC Class A common shares at US$9.37 per common share (US$7.1 million)	$9,505

Less the following:
Fair value of identifiable net assets of MBSC
Marketable securities held in Trust Account	10,485
Prepaid expenses and deposits	8
Accounts payable and accrued liabilities	(16,262)
Warrant liability	(17,960)
Other liability	(5,369)
Deferred underwriting fee	(13,422)
Taxes payable	(1,063)
Fair value of identifiable net assets of MBSC	(43,583)
Total listing expense	$106,542

Greenfire Resources Ltd.	2023 Q4 Management’s Discussion and Analysis | 7

RESULTS OF OPERATIONS

Production

The Company’s net average bitumen production was 17,335 bbls/d and 17,639 bbls/d for the three and twelve months ended December 31, 2023, respectively, both lower than 19,579 bbls/d and 20,503 bbls/d from the same respective periods in 2022.

●	At the Expansion Asset, net average bitumen production was 14,079 bbls/d during the fourth quarter of 2023, lower than the 15,710 bbls/d during the fourth quarter of 2022, mainly due to a combination of lower reservoir pressure resulting from short-term limitations of NCG availability for co-injection from the Company’s natural gas provider during 2023, as well as planned well reductions and well shut-ins to facilitate the Refill wells drilling program. Full year 2023 net average bitumen production was 13,829 bbls/d, lower than the 16,802 bbls/d in the same period in 2022, reflecting a combination of lower reservoir pressure resulting from short-term limitations of NCG availability for co-injection from the Company’s natural gas provider during 2023, unplanned field downtime due to consecutive external power grid outage, and the unplanned well shut-ins noted in the fourth quarter of 2023.

●	At the Demo Asset, net average bitumen production of 3,256 bbls/d for the fourth quarter of 2023 was lower than 3,869 bbls/d from the same period in 2022 due to the temporary shut-in of the disposal well, while full year net average bitumen production was 3,810 bbls/d and was slightly higher than 3,701 bbls/d from the full year in 2022, mainly due to the continued optimization of water disposal wells that debottlenecked water handling capabilities for the first three quarters of 2023, partially offset by the temporary shut-in of the disposal well in the fourth quarter of 2023. Subject to regulatory approval to recommence disposal operations, management anticipates net average bitumen production at the Demo Asset will increase by approximately 1,000 bbls/d.

Bitumen Production and Oil Sales

	Three months ended December 31,		Year ended December 31,
(Average barrels per day, unless otherwise noted)	2023	2022	2023	2022	2021(1)
Bitumen Production – Expansion Asset	14,079	15,710	13,829	16,802	5,352
Bitumen Production – Demo Asset	3,256	3,869	3,810	3,701	2,657
Total Bitumen Production	17,335	19,579	17,639	20,503	8,009
Total Diluted Bitumen Sales	23,736	25,026	24,052	24,985	7,677
Total Non-diluted Bitumen Sales	1,010	2,193	1,006	3,277	2,639
Total Sales Volumes	24,746	27,219	25,058	28,264	10,316

(1)	Results are from operations that began at the Expansion Asset after the acquisition of JACOS on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

Commodity Prices

The prices received for Greenfire’s crude oil production directly impact earnings, cash flow and financial position.

Benchmark Commodity Pricing

	Three months ended December 31,		Year ended December 31,
Benchmark Pricing	2023	2022	2023	2022	2021
Crude oil (US$/bbl)
WTI(1)	78.32	82.65	77.62	94.23	67.91
WCS differential to WTI	(21.89)	(25.89)	(18.71)	(18.27)	(13.04)
WCS(2)	56.43	56.76	58.91	75.96	54.87
Edmonton Condensate (C5+)	76.78	83.46	76.79	93.86	68.44

Natural gas ($/GJ)
AECO 5A	2.18	4.85	2.50	5.04	3.44

Electricity ($/MWh)
Alberta power pool	81.73	213.64	133.55	161.88	102.37

Foreign exchange rate(3)
US$:CAD$	1.3618	1.3577	1.3495	1.3016	1.2536

(1)	As per NYMEX oil futures contract
(2)	Reflects heavy oil prices at Hardisty, Alberta
(3)	Annual or quarterly average exchange rates as per the Bank of Canada.

Greenfire Resources Ltd.	2023 Q4 Management’s Discussion and Analysis | 8

WCS

Revenue from Greenfire’s bitumen production is closely linked to WCS, the pricing benchmark for Canadian heavy oil at Hardisty, Alberta. WCS trades at a discount to WTI known as the WCS differential, which fluctuates based on heavy oil production, inventory levels, infrastructure egress capacity, and refinery demand in Canada and the United States, among other factors.

Condensate

To facilitate pipeline transportation of Greenfire’s produced bitumen, the Company uses condensate as diluent for blending at the Expansion Asset, which is from Edmonton and delivered via the Inter Pipeline Polaris Pipeline. The price of condensate is historically within approximately 5% of the price of WTI and is typically higher in winter months owing to increased diluent requirements in colder temperatures relative to warmer summer months.

Oil Sales

Greenfire’s oil sales include blended bitumen sales from the Expansion Asset and diluted non-diluted bitumen sales from the Demo Asset. At the Demo Asset volumes can be transported to multiple potential sales locations, including both pipeline and rail sales points, depending on the economics of each option at the time of sale. During mid-October 2022, the Company commissioned a bitumen truck off-loading facility (“Truck Rack”) at the Expansion Asset that can receive up to approximately 5,000 bbls/d of bitumen production (non-diluted bitumen) from the Demo Asset that is blended with the Expansion Asset production and sold via pipeline.

The Company recorded oil sales of $161.7 million in the fourth quarter of 2023, compared to $180.7 million during the same period in 2022 reflecting lower production volumes in 2023. Full year 2023 oil sales totaled $676.0 million, lower than $998.8 million in 2022 as a result of lower realized WCS benchmark oil prices and lower production volumes.

Oil Sales

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2023	2022	2023	2022	2021(1)
Oil Sales	161,730	180,741	675,970	998,849	270,674
- ($/bbl)	71.04	72.18	73.91	96.82	71.89

(1)	Results are from operations that began at the Expansion Asset after the acquisition of JACOS on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

Royalties

Royalties paid by the Company are crown royalties to the Province of Alberta. Alberta oil sands royalty projects are based on government prescribed pre and post payout(1) royalty rates, which are determined on a sliding scale using the Canadian dollar equivalent WTI benchmark price.

Royalties for a pre-payout project are based on a monthly calculation that applies a royalty rate (ranging from one percent to nine percent, based on the Canadian dollar equivalent WTI benchmark price) to the gross revenues from the project. Gross revenues are a function of sales revenues less diluent costs and transportation costs. The Expansion Asset is a pre-payout project.

Royalties for a post-payout project are based on an annualized calculation that uses the greater of: (1) the gross revenues multiplied by the applicable royalty rate (one percent to nine percent, based on the Canadian dollar equivalent WTI benchmark price); or (2) the net revenues of the project multiplied by the applicable royalty rate (25 percent to 40 percent, based on the Canadian dollar equivalent WTI benchmark price). Net revenues are a function of sales revenues less diluent costs, transportation costs, and allowable operating and capital costs. While the Demo Asset is a post-payout project, due to the carry forward of previous years costs, it is currently assessed under scenario (1) discussed above. The Company’s Demo Asset may become assessable under scenario (2) in 2024, depending on actual production performance, oil prices and costs.

Fourth quarter 2023 royalties of $3.79/bbl were lower than $4.17/bbl for the same period in 2022, while full year 2023 royalties were $3.67/bbl compared to $6.67/bbl in 2022, all attributable to lower WTI benchmark oil prices.

(1)	The payout status will either be pre-payout (when cumulative costs exceed cumulative revenues) or post-payout (once cumulative revenues first equal or exceed cumulative costs).

Greenfire Resources Ltd.	2023 Q4 Management’s Discussion and Analysis | 9

Royalties

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2023	2022	2023	2022	2021(1)
Royalties	6,024	7,477	23,706	50,064	9,543
- ($/bbl)	3.79	4.17	3.67	6.67	3.30

(1)	Results are from operations that began at the Expansion Asset after the acquisition of JACOS on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

Risk Management Contracts

The Company is exposed to commodity price risk on its oil sales and energy operating costs due to fluctuations in market prices. The Company executes a risk management program that is primarily designed to reduce the volatility of revenue and cash flow and ensure sufficient cash flows to service debt obligations and fund the Company’s operations. The Company’s risk management liabilities may consist of hedging instruments such as fixed price swaps and option structures, including costless collars on WTI, WCS differentials, condensate differential, natural gas and electricity swaps. The Company does not use financial derivatives for speculative purposes.

As at December 31, 2023, the Company’s obligations under the indenture governing the 2028 Notes (as outlined in the “Capital Resources and Liquidity – Long Term Debt” section of this MD&A), includes a requirement to maintain twelve consecutive months of commodity hedges on WTI for not less than 50% of the hydrocarbon output under the proved developed producing reserves forecast in the most recent reserves report, as determined by a qualified and independent reserves evaluator. The hedging obligation is in place until the aggregate principal amount of the 2028 Notes outstanding is at or below US$100.0 million, at which point, the Company will no longer be required to enter into subsequent commodity hedges. In the event that WTI is equal or less than US$55/bbl for such month being hedged, the Company is not required to hedge for that month.

The Company’s commodity price risk management program does not involve margin accounts that require posting of margin, including in scenarios of increased volatility in underlying commodity prices. Financial risk management contracts are measured at fair value, with gains and losses on re-measurement included in the consolidated statements of comprehensive income (loss) in the period in which they arise.

Financial contracts

The Company’s financial risk management contracts are subject to master netting agreements that create the legal right to settle the instruments on a net basis. The fair value of the risk management contracts resulted in a net current liability of $0.4 million at December 31, 2023.

The following table summarizes the gross asset and liability positions of the Company’s individual risk management contracts that are offset in the consolidated balance sheets:

Financial Management Contracts

	As at December 31,		As at December 31,
	2023		2022
($ thousands)	Asset	Liability	Asset	Liability
Gross amount	-	(417)	21,375	(48,379)
Amount offset	-	-	(21,375)	21,375
Risk management contracts	-	(417)	-	(27,004)

Financial contracts settled in the period result in realized gains or losses based on the market price compared to the contract price and the notional volume outstanding. Changes in the fair value of unsettled financial contracts are reported as unrealized gains or losses in the period as the forward markets for commodities fluctuate and as new contracts are executed.

Greenfire Resources Ltd.	2023 Q4 Management’s Discussion and Analysis | 10

Outstanding Financial Risk Management Contracts at December 31, 2023

	WTI – Costless Collar			Natural Gas – Fixed Price Swaps
Term	Volume (bbls)	Put Strike Price (US$/bbl)	Call Strike Price (US$/bbl)	Volume (GJs)	Swap Price (CAD$/GL)
Q1 2024	877,968	$60.00	$77.00	455,000	$2.97
Q2 2024	877,968	$60.00	$74.55	-	-
Q3 2024	887,800	$62.00	$92.32	-	-
Q4 2024	887,800	$59.46	$87.58	-	-

Subsequent to December 31, 2023, the Company implemented the 2024 Hedging Program for WTI, including the replacement of previous WTI costless collar contracts with 11,500 bbls/d of WTI fixed price swaps for 2024.

Financial Risk Management Contracts subsequent to December 31, 2023

	WTI – Fixed Price Swaps		WTI – Costless Collar
Term	Volume (bbls)	Swap Price (US$/bbl)	Volume (bbls)	Put Strike Price (US$/bbl)	Call Strike Price (US$/bbl)
Q1 2024	1,046,500	$70.94	-	-	-
Q2 2024	1,046,500	$70.94	-	-	-
Q3 2024	1,058,000	$70.94	-	-	-
Q4 2024	1,058,000	$70.94	-	-	-
Q1 2025	-	-	640,700	$57.97	$84.22

Realized and Unrealized Risk Management Contracts

In the three and twelve months ended December 31, 2023, the Company recorded total risk management contract gains of $14.8 million and $16.4 million, respectively, compared to total risk management contract gains of $2.2 million and losses of $121.5 million for the same respective periods in 2022.

Fourth Quarter 2023

●	$3.2 million realized risk management contracts loss ($6.2 million realized gain in the same period of 2022) as market prices for WTI settled at levels above the Company’s risk management contracts during the quarter.

●	$18.0 million unrealized gain on risk management contracts ($4.0 million unrealized loss in the same period of 2022) was primarily a result of the market prices for WTI settling at levels below those set at the end of the third quarter of 2023.

Year Ended December 31, 2023

●	$10.2 million of realized risk management contracts loss ($122.4 million realized loss in the same period of 2022), primarily a result of the market prices for WTI settling at levels above the Company’s risk management contracts outstanding during 2023, partially offset by gains due to the widening of WCS differentials.

●	$26.6 million of unrealized gain on risk management contracts ($0.9 million unrealized gain in the same period of 2022), primarily a result of the market prices for WTI settling at levels within the Company’s outstanding risk management contracts, in addition to the settlement of the risk management contracts realized during the first twelve months of 2023.

Realized and Unrealized Gain (Loss) on Commodity Price Risk Management Contracts

	Three months ended December 31,		Year ended December 31,
($ thousands)	2023	2022	2023	2022	2021(1)
Realized gain (loss)	(3,225)	6,243	(10,182)	(122,408)	(3,614)
Unrealized gain (loss)	18,035	(4,019)	26,587	930	(35,677)
Risk management contracts gains (losses)	14,810	2,224	16,405	(121,478)	(39,291)

(1)	Results are from operations that began at the Expansion Asset after the acquisition of JACOS on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

Greenfire Resources Ltd.	2023 Q4 Management’s Discussion and Analysis | 11

Diluent Expense

In order to facilitate pipeline transportation of bitumen, the Company uses condensate as diluent for blending at the Expansion Asset and for trucked volumes from the Demo Asset that are delivered to the Truck Rack that is located at the Expansion Asset. Greenfire’s diluent expense includes the cost of diluent plus the pipeline transportation for the diluent from Edmonton to the Expansion Asset via the Inter Pipeline Polaris Pipeline.

The Company’s diluent expense in the fourth quarter of 2023 was $17.65/bbl, lower than $19.34/bbl in the comparative period of 2022 and for the full year 2023 was $16.39/bbl, higher than $12.83/bbl in the full year 2022. The factors driving the lower diluent pricing are discussed in the “Results of Operations – Commodity Prices” section of this MD&A.

Diluent Expense

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2023	2022	2023	2022	2021(1)
Diluent expense	76,768	85,946	304,740	368,015	94,623
- ($/bbl)	17.65	19.34	16.39	12.83	10.92

(1)	Results are from operations that began at the Expansion Asset after the acquisition of JACOS on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

Transportation and Marketing Expense

Transportation expense at the Expansion Asset includes the costs to move production from the facility to the sales point in Edmonton, Alberta, via the Enbridge Lateral Pipeline and Enbridge Waupisoo Pipeline. At the Demo Asset, transportation expenses relate to the trucking of bitumen from the facility to various pipeline and rail sales points, including to the Truck Rack at the Expansion Asset.

Greenfire has entered into exclusive marketing contracts with a large reputable international energy marketing company (the “Sole Petroleum Marketer”). The exclusive marketing services at the Expansion Asset expire in October 2028 and include the purchase of all blended bitumen produced, the supply of all diluent and the facilitation of all pipeline transportation and storage costs. The exclusive marketing services at the Demo Asset expire in April 2026 and include the purchase of all bitumen produced, and the facilitation of all bitumen transportation. In addition to the marketing fees, production at the Demo Asset is further subject to additional costs associated with the marketing contract that include royalty incentive and performance fees.

Transportation and marketing expense was $8.34/bbl and $8.63/bbl in the fourth quarter and year ended December 31, 2023, respectively, lower than $9.23/bbl and $9.03/bbl for the same respective periods in 2022, primarily due to lower oil transportation costs at the Demo Asset from utilizing the Truck Rack.

Transportation and Marketing Expenses

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2023	2022	2023	2022	2021(2)
Marketing fees(1)	2,419	2,866	10,934	12,441	2,884
Oil transportation expense	10,858	13,698	44,739	55,401	21,173
Transportation and marketing	13,277	16,566	55,673	67,842	24,057

Marketing fees(1) ($/bbl)	1.52	1.60	1.69	1.66	1.00
Oil transportation expense ($/bbl)	6.82	7.64	6.93	7.38	7.33
Transportation and marketing ($/bbl)	8.34	9.24	8.62	9.04	8.33

(1)	Marketing fees include marketing fees paid to the Sole Petroleum Marketer and terminal fees.
(2)	Results are from operations that began at the Expansion Asset after the acquisition of JACOS on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

Greenfire Resources Ltd.	2023 Q4 Management’s Discussion and Analysis | 12

Operating Expenses

Operating expenses include energy operating expenses and non-energy operating expenses.

●	Energy operating expenses reflect the cost of natural gas to generate steam and to support reservoir pressure through NCG co-injection to enhance oil production and recovery as well as electricity to operate the Company’s facilities.

●	Non-energy operating expenses relate to production-related operating activities, including staff, contractors and associated travel and camp costs, chemicals and treating, insurance, equipment rentals, maintenance and site administration, among other costs.

The Company’s energy operating expenses for the three months and year ended December 31, 2023 were $7.68/bbl and $8.77/bbl, respectively, which was lower than the comparative periods in 2022 of $12.32/bbl and $11.35/bbl, respectively. The lower per barrel energy operating expenses in 2023, were primarily related to lower natural gas and electricity prices partially offset by lower sales volumes.

Non-energy operating expenses for the fourth quarter and full year 2023 were $14.37/bbl and $14.31/bbl, higher than the comparative periods in 2022 of $11.33/bbl and $10.06/bbl. The higher per barrel non-energy operating expenses in 2023 was primarily the result of the recognition of higher greenhouse gas emission fees, the planned minor turnaround being expensed, and inflationary pressures on the costs of goods and services combined with lower sales volumes for the three months ended December 31, 2023.

Operating Expenses

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2023	2022	2023	2022	2021(1)
Operating expenses – energy	12,223	22,100	56,624	85,232	28,673
Operating expenses –non-energy	22,861	20,329	92,341	75,594	31,037
Operating expenses	35,084	42,429	148,965	160,826	59,710

Operating expenses – energy ($/bbl)	7.68	12.32	8.77	11.35	9.93
Operating expenses – non-energy ($/bbl)	14.37	11.33	14.31	10.06	10.75
Operating expenses ($/bbl)	22.05	23.65	23.08	21.41	20.68

(1)	Results are from operations that began at the Expansion Asset after the acquisition of JACOS on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

Operating Netback(1)

Oil sales is a GAAP measure that is the most directly comparable measure to operating netback(1), which is a non-GAAP measure.

During the three months and year ended December 31, 2023, the Company had oil sales of $161.7 million and $676.0 million, respectively, compared to oil sales of $180.7 million and $998.8 million, during the comparative periods in 2022.

Operating netback(1) for the three and twelve months ended December 31, 2023 was $17.19/bbl and $20.56/bbl, respectively, lower than the same respective periods in 2022 which were $19.27/bbl and $30.58/bbl. The lower per barrel operating netback(2) in the fourth quarter of 2023, compared to the same period in 2022 was primarily due to increased realized loss on risk management contracts and higher non-energy operating costs per barrel due to lower oil sales volumes, partially offset by lower natural gas and power prices. The lower per barrel operating netback(1) in year ended 2023 was mainly due to lower realized WCS benchmark oil prices and higher non-energy operating costs per barrel due to lower oil sales volumes, partially offset by lower realized risk management contract losses, lower gas and power prices and lower royalties, relative to the same period in 2022.

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.
(2)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

Greenfire Resources Ltd.	2023 Q4 Management’s Discussion and Analysis | 13

Operating Netback(1)

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2023	2022	2023	2022	2021(2)
Oil sales	161,730	180,741	675,970	998,849	270,674
Diluent expense	(76,768)	(85,946)	(304,740)	(368,015)	(94,623)
Transportation and marketing	(13,277)	(16,566)	(55,673)	(67,842)	(24,057)
Royalties	(6,024)	(7,477)	(23,706)	(50,064)	(9,543)
Operating expense – energy	(12,223)	(22,100)	(56,624)	(85,232)	(28,674)
Operating expense – non-energy	(22,862)	(20,329)	(92,342)	(75,594)	(31,037)
Operating netback(1), excluding realized gain (loss) risk management contracts	30,576	28,324	142,885	352,102	82,741
Realized gain (loss) risk management contracts	(3,225)	6,243	(10,182)	(122,408)	(3,614)
Operating netback(1)	27,351	34,567	132,703	229,694	79,127

Oil sales ($/bbl)	71.04	72.18	73.91	96.82	71.89
Diluent expense ($/bbl)	(17.65)	(19.34)	(16.39)	(12.83)	(10.92)
Transportation and marketing ($/bbl)	(8.34)	(9.23)	(8.63)	(9.03)	(8.33)
Royalties ($/bbl)	(3.79)	(4.17)	(3.67)	(6.67)	(3.30)
Operating expense – energy ($/bbl)	(7.68)	(12.32)	(8.77)	(11.35)	(9.93)
Operating expense – non-energy ($/bbl)	(14.37)	(11.33)	(14.31)	(10.06)	(10.75)
Operating netback(1), excluding realized gain (loss) risk management contracts ($/bbl)	19.21	15.79	22.14	46.88	28.65
Realized gain (loss) risk management contracts ($/bbl)	(2.03)	3.48	(1.58)	(16.30)	(1.25)
Operating netback ($/bbl)(1)	17.19	19.27	20.56	30.58	27.40

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.
(2)	Results are from operations that began at the Expansion Asset after the acquisition of JACOS on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

General & Administrative Expenses

General and administrative (“G&A”) expenses include head office and corporate costs such as salaries and employee benefits, office rent, independent third-party audit and engineering services, and administrative recoveries earned for operating exploration and development activities on behalf of the Company’s working interest partners, among other costs. G&A expenses primarily fluctuates with head office staffing levels and the level of operated exploration and development activity during the period. G&A may also include expenses related to corporate strategic initiatives, if any.

G&A expenses for the three months and year ended December 31, 2023, were $2.14/bbl and $1.79/bbl, respectively, which was higher than the comparative periods in 2022 of $1.60/bbl and $1.31/bbl, respectively. The increase in G&A expenses per barrel was primarily due to the listing of the Common Shares on the NYSE and related public company expenditures, among other items. The increase in G&A expenses per barrel was also due to lower sales volumes for the three months and year ended December 31, 2023 compared to the same period in 2022.

General & Administrative Expenses

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2023	2022	2023	2022	2021(1)
General and administrative expenses	3,401	2,874	11,536	9,836	3.285
- ($/bbl)	2.14	1.60	1.79	1.31	1.14

(1)	Results are from operations that began at the Expansion Asset after the acquisition of JACOS on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

Greenfire Resources Ltd.	2023 Q4 Management’s Discussion and Analysis | 14

Stock-based Compensation

On September 20, 2023, with the closing of the De-Spac Transaction, all outstanding Performance Warrants vested and became exercisable. As a result, the remaining unrecognized fair market value of the Performance Warrants was immediately recorded as stock-based compensation during the third quarter of 2023. The Performance Warrants expire 10 years following their original issuance date as GRI performance warrants prior to the closing of the De-Spac Transaction.

The Company recorded stock-based compensation of nil and $9.8 million during the three months and year ended December 31, 2023, respectively, compared to $1.2 million for both of the respective periods during 2022.

Stock-based Compensation

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2023	2022	2023	2022	2021(1)
Stock-based compensation	-	1,183	9,808	1,183	-
- ($/bbl)	-	0.66	1.52	0.16	-

(1)	Results are from operations that began at the Expansion Asset after the acquisition of JACOS on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

Interest and Finance Expenses

Interest and finance expenses include coupon interest, amortization of debt issue costs and debt underwriter fees, issuer discount, redemption premiums on long term debt, interest on revolving credit facility, letter of credit facilities and other interest charges. Coupon interest and required redemption premiums related to long term debt are accrued and paid according to the indenture that governs the 2028 Notes.

Interest and finance expenses for the three and twelve months ended December 31, 2023 were $16.4 million and $110.2 million, respectively, higher than the comparative periods in 2022 of $10.8 million and $77.1 million, mainly due to higher interest incurred on the 2028 Notes. The total interest and finance expense in 2023 of $108.3 million was comprised of $42.1 million of unamortized debt related costs and $19.2 million from the early debt redemption premium (the “Debt Redemption Premium”) on the redemption of our previously issued senior secured notes due in 2025 (the “2025 Notes”).

Refer to the “Capital Resources and Liquidity” section in this MD&A for more details of Greenfire’s long-term debt, revolving credit facility and letter of credit facilities.

Interest and Finance Expenses

	Three months ended December 31,		Year ended December 31,
($ thousands)	2023	2022	2023	2022	2021(1)
Accretion on long-term debt	$14,056	$10,002	$106,435	$74,176	$22,186
Other interest	2,078	591	2,873	2,155	1,926
Accretion of decommissioning obligations	236	200	906	743	298
Total interest and finance expenses	$16,370	$10,794	$110,214	$77,074	$25,050

(1)	Results are from operations that began at the Expansion Asset after the acquisition of JACOS on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

Depletion and Depreciation

The Company depletes crude oil properties on a unit-of-production basis over estimated total recoverable proved plus probable (2P) reserves. The depletion base consists of the historical net book value of capitalized costs, plus the estimated future costs required to develop the Company’s estimated recoverable proved plus probable reserves. The depletion base excludes exploration and the cost of assets that are not yet available for use.

The unit-of-production rate accounts for expenditures incurred to date, together with estimated future development expenditures required to develop those proved reserves. This rate, calculated at a facility level, is then applied to sales volume to determine depletion each period. The Company believes that this method of calculating depletion charges each barrel of crude oil equivalent sold with its proportionate share of the cost of capital invested over the total estimated life of the related asset as represented by 2P reserves.

The Company’s depletion and depreciation expense for the three months and year ended December 31, 2023 were $10.23/bbl and $10.54/bbl, respectively, which was higher than the comparative periods in 2022 of $9.87/bbl and $9.06/bbl, respectively. The higher per barrel depletion and depreciation expense in 2023, was primarily due to an increase in estimated future development costs as represented by 2P reserves in the Company’s most recent reserve report, relative to the prior reserve report.

Greenfire Resources Ltd.	2023 Q4 Management’s Discussion and Analysis | 15

Depletion and Depreciation Expense

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2023	2022	2023	2022	2021(1)
Depletion and depreciation expense	16,273	17,702	68,054	68,027	27,071
- ($/bbl)	10.23	9.87	10.54	9.06	9.38

(1)	Results are from operations that began at the Expansion Asset after the acquisition of JACOS on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

Exploration Expenses

The Company’s exploration expenses primarily consist of escalating mineral lease rentals on the undeveloped lands.

In the three months and year ended December 31, 2023, exploration expenses were $0.5 million and $3.8 million, compared to $0.3 million and $1.8 million for the same respective periods in 2022. The increase in 2023 was primarily due to a one-time regulatory expense associated with the implementation of the Oil Sands Tenure Regulation(1).

Exploration Expenses

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2023	2022	2023	2022	2021(1)
Exploration expenses	517	347	3,852	1,825	350

(1)	Results are from operations that began at the Expansion Asset after the acquisition of JACOS on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

Other (Income) and Expense

Other (income) and expense in the fourth quarter of 2023 reflected income of $1.3 million, compared to income of $1.4 million for the comparative period in 2022. Other (income) and expenses during each of the respective periods are mainly comprised of interest earnings from savings accounts and short-term investments.

In the year ended December 31, 2023, other (income) and expense was income of $2.9 million, compared to income of $0.2 million in 2022, with the difference primarily attributable to higher interest earnings from savings accounts during 2023, compared to 2022, partially offset by expenses related to the JACOS acquisition, among other items.

Other (Income) and Expense

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2023	2022	2023	2022	2021(1)
Other (income) and expenses	(1,313)	(1,367)	(2,905)	(206)	8,373

(1)	Results are from operations that began at the Expansion Asset after the acquisition of JACOS on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

Foreign Exchange Loss (Gain)

The Company’s foreign exchange loss (gain) is driven by fluctuations in the US dollar to Canadian dollar exchange rate, as it relates to its long-term debt that is denominated in US dollars and is primarily related to the note principal and interest components of the Company’s US dollar denominated debt.

In the three months and year ended December 31, 2023, Greenfire recorded a foreign exchange gain of $8.1 million and $8.7 million, respectively, compared to a gain of $2.9 million and a loss of $26.1 million for the comparative periods in 2022. The foreign exchange gain during the fourth quarter of 2023 and full year 2023 were mainly due to the Canadian dollar strengthening relative to the US dollar.

(1)	This regulation, made under the Mines and Minerals Act, is the primary regulation that deals with tenure of oil sands agreements in Alberta. The regulation provides for the issuance and continuation of primary oil sands leases, and the payment of escalating rental when a continued lease does not meet a minimum level of production.

Greenfire Resources Ltd.	2023 Q4 Management’s Discussion and Analysis | 16

Foreign Exchange Loss (Gain)

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2023	2022	2023	2022	2021(1)
Realized foreign exchange loss (gain)	-	3,675	19,914	5,188	-
Unrealized foreign exchange loss (gain)	(8,072)	(6,561)	(28,638)	20,911	1,512
Foreign exchange loss (gain)	(8,072)	(2,886)	(8,724)	26,099	1,512

(1)	Results are from operations that began at the Expansion Asset after the acquisition of JACOS on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

Transaction Costs

On September 20, 2023, the Company completed the De-Spac Transaction with MBSC.

The Company expensed $3.8 million and $12.2 million in transaction costs during the three months and year ended December 31, 2023 respectively, compared to $2.8 million for each of the respective comparative periods during 2022. Refer to the “De-Spac Transaction” section in this MD&A for more information.

Transaction Costs

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2023	2022	2023	2022	2021(1)
Transaction costs	3,848	2,769	12,172	2,769	10,318
- ($/bbl)	10.55	1.54	1.89	0.37	3.57

(1)	Results are from operations that began at the Expansion Asset after the acquisition of JACOS on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

Gain on Revaluation of Warrants

On September 20, 2023, and in connection with the De-Spac Transaction, the Company issued 5,000,000 Warrants to former GRI common shareholders, GRI bond warrant holders and GRI performance warrant holders and issued 2,526,667 Warrants to former holders of MBSC’s private placement warrants. The 7,526,667 outstanding Warrants expire 5 years after issuance and entitle the holder of each Warrant to purchase one Common Share at a price of US$11.50. If permitted by Greenfire, the Warrants can be exercised on a cashless basis. The Warrants are to be treated as a derivative financial liability in accordance with IFRS 9 – Financial Instruments and were measured at fair value in accordance with IFRS 13 – Fair Value Measurement. The Warrants will be reassessed at the end of each reporting period with subsequent changes in fair value being recognized through the statement of comprehensive income (loss).

During the three months and year ended December 31, 2023, the Company incurred $2.7 million and $35.0 million in gains on revaluation of warrants, respectively, compared to nil for the comparative periods in 2022. The gains relate to a decrease of the warrant liability due to a reduction to the closing share price from the close of the De-Spac Transaction to December 31, 2023.

Gain on Revaluation of Warrants

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2023	2022	2023	2022	2021(1)
Gain on revaluation of warrants	(2,697)	-	(34,973)	-	-

(1)	Results are from operations that began at the Expansion Asset after the acquisition of JACOS on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

Taxes

At December 31, 2023, the Company recognized a deferred tax asset of $68.3 million (December 31, 2022 – $87.7 million). As a result of improved commodity prices, the deferred tax asset has been recognized to the extent that it is probable that future taxable income will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Greenfire Resources Ltd.	2023 Q4 Management’s Discussion and Analysis | 17

Income Tax Expense

($ thousands)	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021(1)
Income (loss) before taxes	$(116,285)	$44,017	$661,444
Expected statutory income tax rate	23.00%	23.00%	23.00%
Expected income tax expense (recovery)	(26,746)	10,124	152,132
Gain on business combination	-	-	(159,609)
Permanent differences	24,149	7,327	15,401
Unrecognized deferred income tax (asset) liability	21,983	(105,132)	(7,924)
Deferred income tax expense (recovery)	$19,386	($87,681)	$-

(1)	Certain accounts were consolidated into permanent differences for presentation purposes.

The Company has approximately $1.8 billion in tax pools and loss carry forwards in the year ended December 31, 2023 (December 31, 2022 – $1.8 billion) including approximately $1.4 billion in non-capital losses available for immediate deduction against future income. The Company’s non-capital losses have an expiry profile between 2033 and 2043.

Canadian Tax Pools

	Year ended December 31	Year ended December 31	Year ended December 31
($ millions)	2023	2022	2021
Undepreciated capital cost	329	321	297
Canadian oil and gas property expenditures	10	13	13
Canadian development expenditures	35	36	29
Canadian exploration expenditures	-	0.3	-
Federal income tax losses carried forward(1) (2)	1,377	1,402	1,569
Other(3)	90	19	-
Total Canadian federal tax pools	1,840	1,791	1,908

(1)	Federal income tax losses carried forward expire in the following years 2033 - $4.3 million; 2034 - $58.7 million; 2035 - $30.0 million; 2037 - $36.2 million; 2038 - $8.3 million; 2039 - $1,232.8 million; 2042 - $2.9 million; 2043 - $3.6 million.
(2)	Provincial income tax losses carry forward is $985.0 million which is lower than the federal income tax losses carried forward due to differences in historical claims at the provincial level.
(3)	Other includes $27.6 million in capital losses that have been recognized at the full amount as at December 31, 2023.

Net Income (loss) and comprehensive income (loss) and Adjusted EBITDA(1)

During the three months ended December 31, 2023, the Company recorded net loss of $4.7 million, compared to net income of $88.0 million, during the same period in 2022. The $92.7 million reduction to net income (loss) and comprehensive income (loss) in 2023 was primarily due to the recognition of a deferred tax asset expense of $25.9 million in 2023, compared to a deferred tax asset recovery of $87.7 million during the fourth quarter of 2022, partially offset by a reduction to listing expense of $4.2 million during the fourth quarter of 2023. The decrease in net income was partially offset by $14.8 million in risk management contract gains in the current quarter, compared to $2.2 million in risk management contract losses in the prior year period, amongst other items.

During the year ended December 31, 2023, the Company recorded a net loss of $135.7 million, compared to net income of $131.7 million, respectively, during the comparative period in 2022. The $267.4 million reduction to net income (loss) and comprehensive income (loss) in 2023 was primarily due to one-time costs of $106.5 million of listing expenses related to the De-Spac Transaction, the recognition of a deferred tax asset expense of $19.4 million in 2023, compared to a deferred tax asset recovery of $87.7 million in 2022, as well as a $31.2 million increase in refinancing costs related to the redemption of the 2025 Notes. Additionally, the decrease was also due to $296.5 million in lower oil sales, net of royalties, partially offset by $16.4 million in risk management contract gains in the current year, compared to $121.5 million in risk management contract losses, as well as $63.3 million in higher diluent expense in the prior year, amongst other items.

Net income (loss) and comprehensive income (loss) is a GAAP measure, which is the most directly comparable measure to adjusted EBITDA(1), which is a non-GAAP measure.

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

Greenfire Resources Ltd.	2023 Q4 Management’s Discussion and Analysis | 18

Adjusted EBITDA(1) was $23.4 million in the fourth quarter of 2023, compared to $32.5 million in the same period in 2022, with the year over year decrease primarily due to lower oil sales volumes which more than offset the lower diluent expenses and the recognition of $6.2 million of realized risk management contract gains in 2022, compared to $3.2 million of risk management contract losses during the same period in 2023.

Greenfire had Adjusted EBITDA(1) of $117.3 million for the year ended December 31, 2023, compared to $218.0 million during 2022, with the decrease primarily due to lower oil sales volumes and lower realized WCS benchmark oil prices which more than offset the lower diluent expenses. Further, the Company recognized $122.4 million of realized risk management contract losses in 2022, compared to $10.2 million in losses during the same period in 2023.

The following table is a reconciliation of net income (loss) net income (loss) and comprehensive income (loss) to adjusted EBITDA(1).

Adjusted EBITDA(1)

	Three months ended December 31,		Year ended December 31,
($ thousands)	2023	2022	2023	2022	2021(2)
Net income (loss)	(4,659)	87,995	(135,671)	131,698	661,444
Add (deduct):
Income tax expense (recovery)	25,881	(87,681)	19,386	(87,681)	-
Unrealized (gain) loss risk management contracts	(18,035)	4,019	(26,587)	(930)	35,677
Stock-based compensation	-	1,183	9,808	1,183	-
Financing and interest	16,370	10,794	110,214	77,074	25,050
Depletion and depreciation	16,273	17,702	68,054	68,027	27,071
Transaction costs	3,848	2,769	12,172	2,769	10,318
Listing expense	(4,162)	-	106,542	-	-
Gain on revaluation of warrants	(2,697)	-	(34,973)	-	-
Gain on acquisitions	-	-	-	-	(693,953)
Foreign exchange loss (gain)	(8,072)	(2,886)	(8,724)	26,099	1,512
Other (income) and expenses	(1,313)	(1,367)	(2,905)	(206)	8,373
Adjusted EBITDA(1)	23,434	32,528	117,316	218,033	75,492

Net income (loss) ($/bbl)	(2.93)	49.05	(21.02)	17.53	229.07
Add (deduct):
Income tax recovery (expense) ($/bbl)	16.26	(48.87)	3.00	(11.67)	-
Unrealized (gain) loss risk management contracts ($/bbl)	(11.33)	2.24	(4.12)	(0.12)	12.36
Stock based compensation ($/bbl)	-	0.66	1.52	0.16	-
Financing and interest ($/bbl)	10.29	6.02	17.08	10.26	8.68
Depletion and depreciation ($/bbl)	10.23	9.87	10.54	9.06	9.38
Transaction costs ($/bbl)	2.42	1.54	1.89	0.37	3.57
Listing expense ($/bbl)	(2.62)	-	16.51	-	-
Gain on revaluation of warrants ($/bbl)	(1.69)	-	(5.42)	-	-
Gain on acquisitions ($/bbl)	-	-	-	-	(240.33)
Foreign exchange loss (gain) ($/bbl)	(5.07)	(1.61)	(1.35)	3.47	0.52
Other (income) and expenses ($/bbl)	(0.83)	(0.76)	(0.45)	(0.03)	2.90
Adjusted EBITDA(1) ($/bbl)	14.73	18.14	18.18	29.03	26.15

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.
(2)	Results are from operations that began at the Expansion Asset after the acquisition of JACOS on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

Greenfire Resources Ltd.	2023 Q4 Management’s Discussion and Analysis | 19

CAPITAL RESOURCES AND LIQUIDITY

The Company’s capital management objective is to maintain financial flexibility and sufficient liquidity to execute on planned capital programs, while meeting short and long-term commitments, including servicing and repaying long term debt. The Company strives to actively manage its capital structure in response to changes in economic conditions and further deleverage its balance sheet.

At December 31, 2023, the Company’s capital structure primarily comprised of cash and cash equivalents, restricted cash, long-term debt and shareholders’ equity.

Management believes its current capital resources and its ability to manage cash flow and working capital levels will allow the Company to meet its current and future obligations, to make scheduled interest and principal payments, and to fund the other needs of the business.

Long Term Debt

On August 12, 2021, GRI issued US$312.5 million of 2025 Notes. The 2025 Notes were senior secured notes that had an original issue discount of 3.5%, bore interest at the fixed rate of 12.00% per annum, payable semi-annually, and had a maturity date of August 15, 2025.

On September 20, 2023 in conjunction with the closing of the De-Spac Transaction and the issuance of 2028 Notes as described below, GRI redeemed the outstanding balance of $294.6 million (US$217.9 million) on the 2025 Notes at a redemption premium of 106.5%, plus accrued interest of $3.4 million. The total Debt Redemption Premium paid as a result of the early redemption was $19.2 million (US$14.2 million) plus accrued interest of $3.4 million (US$2.5 million). Unamortized debt costs of $42.1 million were also expensed in conjunction with the extinguishment of the debt.

On September 20, 2023, the Company issued US$300.0 million of 2028 Notes. The 2028 Notes are senior secured notes that bear interest at the fixed rate of 12.00% per annum, payable semi-annually on April 1 and October 1 of each year, commencing on April 1, 2024 and mature on October 1, 2028. The 2028 Notes are secured by a lien on substantially all the assets of the Company and its wholly owned subsidiaries, junior in priority to the Senior Credit Facility. Subject to certain exceptions and qualifications, the indenture governing the 2028 Notes contains certain covenants that limit the Company’s ability to, among other things, incur additional indebtedness, pay dividends, redeem stock, make certain restricted payments, and dispose of and transfer assets. The indenture governing the 2028 Notes has a minimum hedging requirement of 50% of the forward 12 calendar month PDP forecasted production as prepared in accordance with the Canadian standards under National Instrument 51-101 – Standards for Disclosure for Oil and Gas Activities until principal debt under the 2028 Notes is less than US$100.0 million and limits capital expenditures to US$100.0 million annually until the principal outstanding is less than US$150.0 million.

Under the indenture governing the 2028 Notes, the Company is required to redeem the 2028 Notes at 105% of the principal amount plus accrued and unpaid interest with 75% of Excess Cash Flow (as defined in the indenture governing the 2028 Notes) in six-month periods, with the first period beginning on June 30, 2024. If Consolidated Indebtedness is less than US$150.0 million, the required redemption is reduced to 25% of Excess Cash Flow to be paid in every six-month period until the principal outstanding on the 2028 Notes is less than $100.0 million.

As at December 31, 2023, the carrying value of the Company’s long-term debt was $376.4 million(1) and the fair value was $394.1 million (December 31, 2022 carrying value – $254.4 million, fair value – $315.7 million).

The Company is exposed to foreign exchange rate fluctuations on the principal value and interest payments in respect of the 2028 Notes. As of December 31, 2023, a 10% change to the value of the Canadian dollar relative to the US dollar would result in a foreign exchange gain (loss) of approximately $39.7 million (December 31, 2022 - $29.3 million, December 31, 2021 - $39.6 million).

Senior Credit Facility

On September 20, 2023, Greenfire also entered into the Senior Credit Facility which is a senior reserve-based credit facility comprised of an operating facility and a syndicated facility. Total credit available under the Senior Credit Facility is $50.0 million, comprising of a $20.0 million operating facility and a $30.0 million syndicated facility.

The Senior Credit Facility is a committed facility available on a revolving basis until September 20, 2024, at which point in time it may be extended at the lender’s option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and any amounts outstanding would be repayable at the end of the non-revolving term, being September 20, 2025. The Senior Credit Facility is subject to a semi-annual borrowing base review, occurring in May and November of each year, with the first review scheduled in May 2024. The borrowing base is determined based on the lender’s evaluation of the Company’s petroleum and natural gas reserves and their commodity price outlook at the time of each renewal.

(1)	The U.S. dollar denominated debt was translated into Canadian dollars as at period end exchange rates.

Greenfire Resources Ltd.	2023 Q4 Management’s Discussion and Analysis | 20

The Senior Credit Facility is secured by a first priority security interest on substantially all the assets of the Company and is senior in priority to the 2028 Notes. The Senior Credit Facility contains certain covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, make certain restricted payments, and dispose of or transfer assets.

Amounts borrowed under the Senior Credit Facility bear interest at a floating rate based on the applicable Canadian prime rate, US base rate, secured overnight financing rate or bankers’ acceptance rate, plus a margin of 2.75% to 6.25% based on Debt to EBITDA ratio. A standby fee on the undrawn portion of the Senior Credit Facility ranges from 0.6875% to 1.5625% based on Debt to EBITDA ratio. As at December 31, 2023, the Company had nil amounts drawn under the Senior Credit Facility and the Company was in compliance with all covenants.

During the three months ended December 31, 2023, Greenfire entered into the EDC Facility which is an unsecured $55.0 million letter of credit facility with a Canadian bank that is supported by a performance security guarantee from Export Development Canada. The EDC Facility is available on a demand basis and letters of credit issued under this facility incur an issuance and performance guarantee fee of 4.25%. As at December 31, 2023, the Company had $54.3 million drawn under the EDC Facility and the Company was in compliance with all covenants.

Restricted Cash and Letter of Credit Facilities

As at December 31, 2023, the Company replaced the $46.8 million credit facility with the Sole Petroleum Marketer that was used to issue letters of credit related to the Company’s long-term pipeline transportation agreements with the new EDC Facility in November 2023, which resulted in the release of the $43.3 million of restricted cash.

Adjusted Working Capital(1)

Working capital (deficit) is a GAAP measure that is the most directly comparable measure to adjusted working capital(1), which is a non-GAAP measure.

As at December 31, 2023, working capital increased to $33.5 million from a working capital deficit of $13.4 million as at December 31, 2022, a difference of $46.9 million, primarily due to an increase in cash and cash equivalents from the proceeds from the issuance of the 2028 Notes, as well as a decrease to the current liability portion of risk management contracts.

Adjusted working capital(1) increased to $78.3 million at year-end 2023, from $76.9 million as at December 31, 2022, a difference of $1.4 million, primarily due to an increase in cash and cash equivalents from the proceeds from the issuance of the 2028 Notes, partially offset by the recognition of the fair value of the Warrants issued to former GRI common shareholders, GRI bond warrant holders and GRI performance warrants holders.

Refer to the “Capital Resources and Liquidity – Long Term Debt” section in this MD&A for more details of the Company’s long-term debt.

Adjusted Working Capital(1)

	Year ended	Year ended
	December 31,	December 31,
($ thousands)	2023	2022
Current assets	163,814	123,527
Current liabilities	(130,283)	(136,921)
Working capital (deficit)	33,531	(13,394)
Current portion of risk management contracts	417	27,004
Current portion of long-term debt	44,321	63,250
Adjusted working capital(1)	78,269	76,860

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

Greenfire Resources Ltd.	2023 Q4 Management’s Discussion and Analysis | 21

Share Capital and Warrant Liability

The Company is authorized to issue an unlimited number of Common Shares. As of December 31, 2023, the Company had 68,642,515 Common Shares, 7,526,667 Warrants and 3,617,016 Performance Warrants issued and outstanding.

As of the date of this MD&A, the Company had 68,707,994 Common Shares, 7,526,667 Warrants and 3,480,417 Performance Warrants issued and outstanding. In addition, the Company had 10,213 deferred share units, 829,094 performance share units and 162,116 restricted share units issued and outstanding which were granted pursuant the Company’s amended and restated omnibus share incentive plan (the “Incentive Plan”) as at February 19, 2024. The Incentive Plan provides for the granting of deferred share units, performance share units, restricted share units and options and the aggregate maximum number of Common Shares reserved for issuance thereunder is limited to 10% of the Company’s issued and outstanding Common Shares, less any Common Shares underlying securities granted under any other share compensation arrangements of the Company, if any, including Common Shares issuable on exercise of Performance Warrants.

Cash Flow Summary

Cash Provided (used) by Operating Activities

Cash provided by operating activities in the fourth quarter of 2023 was $25.5 million compared to $17.3 million in the same period in 2022, with the increase primarily due to changes in non-cash working capital and lower diluent expense, partially offset by lower oil sales volumes during the fourth quarter of 2023.

For the year ended December 31, 2023, cash provided by operating activities was $86.5 million compared to $164.7 million in 2022, primarily due to lower realized WCS benchmark oil prices and lower production, partially offset by $10.2 million of realized risk management contract losses in 2023, compared to $122.4 million of realized risk management contract losses in 2022.

Based on current and forecasted production levels, operating expenses, capital expenditures, existing commodity price risk management contracts and current outlook for commodity prices, the Company expects cash from operating activities will be sufficient to cover its operational commitments and financial obligations under the indenture governing the 2028 Notes and the credit agreement governing the Senior Credit Facility in the next 12 months.

Cash Provided (used) by Financing Activities

Cash used by financing activities in the fourth quarter was $51.0 thousand compared to cash used by financing activities of $62.9 million in the same period in 2022, mainly from a debt principal repayment on the 2025 Notes during the fourth quarter of 2022. During the year ended December 31, 2023, cash provided by financing activities was $2.0 thousand as the issuance of the 2028 Notes offset the redemption of the 2025 Notes and the De-Spac Transaction, compared to cash used by financing activities of $123.6 million in the same period in 2022, mainly from debt principal repayments on the 2025 Notes during the year ended 2022.

Cash Provided (used) in Investing Activities

During the three months ended December 31, 2023, cash provided in investing activities was $18.8 million compared to cash used in investing activities of $17.3 million in the same period in 2022, with the difference in 2023 primarily due to the Company transferring $43.3 million in outstanding letters of credit from restricted cash to cash and cash equivalents as part of the EDC Facility. Additionally, the increase to cash provided (used) in investing activities during the fourth quarter of 2023 was partially offset by higher capital expenditures.

Cash used in investing activities during 2023 was $12.1 million compared to cash used in investing activities of $63.7 million in 2022, again attributable to the transfer of $43.3 million in outstanding letters of credit from restricted cash to cash and cash equivalents as part of the EDC Facility, along with lower capital expenditures during the year ended 2023.

Cash Flow Summary

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2023	2022	2023	2022	2021(1)
Cash provided (used) by:
Operating activities	25,530	17,322	86,548	164,727	31,985
Financing activities	(51)	(62,926)	2	(123,638)	365,606
Investing activities	18,782	(17,316)	(12,103)	(63,746)	(336,528)
Exchange rate impact on cash and cash equivalents held in foreign currency	(713)	(1,539)	(285)	(2,849)	(194)
Change in cash and cash equivalents	43,548	(64,459)	74,162	(25,506)	60,869

(1)	Results are from operations that began at the Expansion Asset after the acquisition of JACOS on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

Greenfire Resources Ltd.	2023 Q4 Management’s Discussion and Analysis | 22

Capital Expenditures

Total capital expenditures for the three and twelve months ended December 31, 2023 was $19.4 million (2022 - $12.4 million) and $33.4 million (2022 - $39.6 million). Greenfire spent $14.9 million and $22.8 million in the fourth quarter, and full year 2023 respectively, on the Refill wells for the drilling program at the Expansion Asset, as well as $4.5 million and $10.6 million spent on various facility projects at the Demo Asset and the Expansion Asset for the same respective periods.

Capital Expenditures

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2023	2022	2023	2022	2021(1)
Total capital expenditures	19,413	12,361	33,428	39,592	4,594
- $/bbl	12.20	6.89	5.18	5.27	1.59

(1)	Results are from operations that began at the Expansion Asset after the acquisition of JACOS on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

Adjusted Funds Flow(1) and Adjusted Free Cash Flow(1)

Cash provided (used) by operating activities is a GAAP measure that is the most directly comparable measure to adjusted funds flow(1) and adjusted free cash flow(1) which are non-GAAP measures.

During the three months and year ended December 31, 2023, the Company had cash provided by operating activities of $25.5 million and $86.5 million, respectively, compared to cash provided by operating activities of $17.3 million and $164.7 million, during the comparative periods in 2022.

Adjusted funds flow(1) was $10.5 million, during the three months ended December 31, 2023, compared to $16.9 million, during the same period in 2022. The decrease in adjusted funds flow(1) during the fourth quarter of 2023 was primarily the result of lower oil sales volumes, partially offset by lower diluent expense.

Adjusted funds flow(1) was $73.2 million, during the year ended December 31, 2023, compared to $163.9 million, during the same period in 2022. The decrease in adjusted funds flow(1) during the year ended December 31, 2023, was primarily the result of lower oil sales and lower realized WCS benchmark oil prices, which was partially offset by the Company recognizing $10.2 million of realized risk management contract losses in 2023, compared to $122.4 million in risk management contract losses during the same period in 2022.

During the three months ended December 31, 2023, Greenfire had negative adjusted free cash flow(1) of $8.9 million compared to positive adjusted free cash flow(1) of $4.5 million during the same period in 2022. The decrease in adjusted free cash flow(1) during the fourth quarter of 2023 was primarily the result of lower sales volumes and higher capital expenditures, partially offset by lower diluent expense. Adjusted free cash flow(1) during the year ended December 31, 2023 was $39.8 million compared to $124.3 million during the same period in 2022, with the decrease primarily due to lower oil sales and lower realized WCS benchmark oil prices, partially offset by the recognition of $10.2 million of realized risk management contract losses in 2023, compared to $122.4 million in risk management contract losses during the same period in 2022.

Adjusted Funds Flow(1) and Adjusted Free Cash Flow(1)

	Three months ended December 31,		Year ended December 31,
($ thousands)	2023	2022	2023	2022	2021(2)
Cash provided (used) by operating activities	25,530	17,322	86,548	164,727	31,985
Transaction costs	3,848	2,769	12,172	2,769	10,318
Changes in non-cash working capital	(18,861)	(3,189)	(25,514)	(3,570)	6,910
Adjusted funds flow(1)	10,517	16,902	73,206	163,926	49,213
Capital expenditures	(19,413)	(12,361)	(33,428)	(39,592)	(4,594)
Adjusted free cash flow(1)	(8,896)	4,541	39,778	124,334	44,619

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” in this MD&A for further information.
(2)	Results are from operations that began at the Expansion Asset after the acquisition of JACOS on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.

Greenfire Resources Ltd.	2023 Q4 Management’s Discussion and Analysis | 23

NON-GAAP MEASURES

In this MD&A, we refer to certain specified financial measures such as adjusted EBITDA, adjusted EBITDA per barrel ($/bbl), operating netback, operating netback per barrel ($/bbl), adjusted funds flow, adjusted free cash flow which do not have any standardized meaning prescribed by IFRS. While these measures are commonly used in the oil and natural gas industry, the Company’s determination of these measures may not be comparable with calculations of similar measures presented by other reporting issuers. This MD&A also contains the terms “adjusted working capital” and “net debt” which are non-GAAP measures. We believe that the inclusion of these specified financial measures provides useful information to financial statement users when evaluating the financial results of Greenfire however they should not be considered an alternative to, or more meaningful than, cash provided (used) by operating activities, net profits or other measures of financial performance calculated in accordance with IFRS.

Non-GAAP Financial Measures

Adjusted EBITDA

Net income (loss) and comprehensive income (loss) is the most directly comparable GAAP measure for adjusted EBITDA, which is a non-GAAP measure. Adjusted EBITDA is calculated as net income (loss) before interest and financing, income taxes, depletion, depreciation and amortization, the transaction and financing cost impacts of the De-Spac Transaction and bond refinancing and is adjusted for certain non-cash items, or other items that are not considered part of normal business operations. Adjusted EBITDA is used to measure Greenfire’s profitability from its underlying asset base on a continuing basis. This measure is not intended to represent net income (loss) and comprehensive income (loss) in accordance with IFRS. For a reconciliation of net income (loss) and comprehensive income (loss) to adjusted EBITDA, see the “Results of Operations – Net Income (loss) and comprehensive income (loss) and Adjusted EBITDA” section in this MD&A.

Operating Netback

Oil sales is the most directly comparable GAAP measure for operating netback, which is a non-GAAP measure. This measure is not intended to represent oil sales, net earnings or other measures of financial performance calculated in accordance with IFRS. Operating netback is comprised of oil sales, less diluent expense, royalties, operating expense, transportation and marketing expense, adjusted for realized commodity risk management gains or losses, as appropriate. Operating netback is a financial measure widely used in the oil and gas industry as a supplemental measure of a Company’s efficiency and ability to generate cash flow for debt repayments, capital expenditures or other uses. See the “Results of Operations – Operating Netback” section in this MD&A for a reconciliation of oil sales to operating netback.

Adjusted Funds Flow

Cash provided (used) by operating activities is the most directly comparable GAAP measure for adjusted funds flow, which is a non-GAAP measure. This measure is not intended to represent cash provided (used) by operating activities calculated in accordance with IFRS.

The adjusted funds flow measure allows management and others to evaluate the Company’s ability to fund its capital programs and meet its ongoing financial obligations using cash flow internally generated from ongoing operating related activities. We compute adjusted funds flow as cash provided (used) by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs. For a reconciliation of cash provided (used) by operating activities to adjusted funds flow, see the “Capital Resources and Liquidity – Adjusted Funds Flow and Adjusted Free Cash Flow” section in this MD&A.

Adjusted Free Cash Flow

Cash provided (used) by operating activities is the most directly comparable GAAP measure for adjusted free cash flow, which is a non-GAAP measure. Management uses adjusted free cash flow as an indicator of the efficiency and liquidity of its business, measuring its funds after capital investment that is available to manage debt levels and return capital to shareholders. By removing the impact of current period capital expenditures from adjusted free cash flow, management monitors its adjusted free cash flow to inform its capital allocation decisions. We compute adjusted free cash flow as cash provided (used) by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs and capital expenditures. For a reconciliation of cash provided (used) by operating activities to adjusted free cash flow, see the “Capital Resources and Liquidity – Adjusted Funds Flow and Adjusted Free Cash Flow” section in this MD&A.

Non-GAAP Financial Ratios

Adjusted EBITDA ($/bbl)

Net income (loss) and comprehensive income (loss) is the most directly comparable GAAP measure for adjusted EBITDA ($/bbl), which is a non-GAAP measure. Adjusted EBITDA ($/bbl) is used to measure Greenfire’s profitability from its underlying asset base on a continuing basis. This measure is not intended to represent net income (loss) and comprehensive income (loss) in accordance with IFRS. Adjusted EBITDA ($/bbl) is calculated by dividing adjusted EBITDA by the Company’s total sales volume in a specified period.

Greenfire Resources Ltd.	2023 Q4 Management’s Discussion and Analysis | 24

Operating Netback ($/bbl)

Oil sales ($/bbl) is a ratio calculated using oil sales, which is the most directly comparable GAAP measure for operating netback. Operating netback is the non-GAAP financial measure used to calculate operating netback ($/bbl), which is a non-GAAP financial ratio. This measure is not intended to represent oil sales, net earnings or other measures of financial performance calculated in accordance with IFRS. Operating netback ($/bbl) is calculated by dividing operating netback by the Company’s total oil sales volume, in a specified period. Operating netback ($/bbl) is a non-GAAP financial ratio widely used in the oil and gas industry as a supplemental measure of a Company’s efficiency and ability to generate cash flow for debt repayments, capital expenditures or other uses, isolated for the impact of changes in oil sales volume, in a specified period.

Capital Management and Liquidity Measures

Adjusted Working Capital

Working capital (deficit) is a GAAP measure that is the most directly comparable measure to adjusted working capital. These measures are not intended to represent current assets, net earnings or other measures of financial performance calculated in accordance with IFRS. Adjusted working capital is comprised of current assets less current liabilities on the Company’s balance sheet, and excludes the current portion of risk management contracts and current portion of long-term debt, the latter of which is subject to estimates in future commodity prices, production levels and expenses, among other factors. Adjusted working capital is included within the non-GAAP measures because it is a less volatile measure of current assets and current liabilities, after isolating for current portion of long-term debt and current portion of risk management contracts, a surplus of adjusted working capital will result in a future net cash inflow to the business that can be used by management to evaluate the Company’s short-term liquidity and its capital resources available at a point in time. A deficiency of adjusted working capital will result in a future net cash outflow, which may result in the Company not being able to settle short-term liabilities more than current assets.

Net debt

Long-term debt is a GAAP measure that is the most directly comparable financial statement measure to net debt. These measures are not intended to represent long-term debt calculated in accordance with IFRS. Net debt is comprised of long-term debt, adjusted for current assets and current liabilities on the Company’s balance sheet, and excludes the current portion of risk management contracts and current portion of warranty liability. Management uses net debt to monitor the Company’s current financial position and to evaluate existing sources of liquidity. Net debt is used to estimate future liquidity and whether additional sources of capital are required to fund planned operations.

Reconciliation of Long-Term Debt to Net Debt

	Year ended	Year ended
	December 31,	December 31,
($ thousands)	2023	2022
Long-term debt	(332,029)	(191,158)
Current assets	163,814	123,527
Current liabilities	(130,283)	(136,921)
Current portion of risk management contracts	417	27,004
Current portion of warrant liability	18,630	-
Net debt	(279,451)	(177,548)

Greenfire Resources Ltd.	2023 Q4 Management’s Discussion and Analysis | 25

Summary of Quarterly Results

	2023				2022
($ thousands, unless otherwise noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
BUSINESS ENVIRONMENT(1)
WTI (US$/bbl)	78.32	82.26	73.78	76.13	82.65	91.55	108.41	94.29
WTI (CAD$/bbl)	106.66	110.31	99.09	102.93	112.21	119.54	138.39	119.38
WCS (CAD$/bbl)	76.85	93.00	78.75	69.29	77.05	93.48	122.04	100.96
AECO (CAD$/GJ)	2.18	2.46	2.32	3.05	4.85	3.95	6.86	4.49
FX (USD:CAD)(2)	1.362	1.341	1.343	1.352	1.358	1.306	1.277	1.266
Operational – Expansion
Bitumen production (bbls/d)	14,079	11,052	13,939	16,302	15,710	14,926	17,910	18,714
Operational – Demo
Bitumen production (bbls/d)	3,256	3,618	4,097	4,284	3,869	2,922	3,830	4,196
Operational – Consolidated
Bitumen production (bbls/d)	17,335	14,670	18,036	20,586	19,579	17,848	21,740	22,910
OPERATING RESULTS
Oil sales	161,730	160,967	173,605	179,668	180,741	209,550	315,794	292,764
Oil sales ($/bbl)	71.04	89.96	75.12	64.92	72.18	97.37	119.24	97.21
Operating expenses	35,084	38,442	35,675	39,764	42,429	36,507	44,435	37,454
Operating expenses ($/bbl)	22.05	29.12	21.79	20.87	23.65	22.38	22.89	17.46
Operating netback(3)	27,353	50,254	37,747	17,352	34,567	42,244	72,707	80,182
Operating netback ($/bbl)(3)	17.19	38.07	23.05	9.11	19.27	25.90	37.46	37.39
Adjusted EBITDA(3)	23,434	46,434	34,389	13,058	32,528	38,651	70,445	76,409
Net income (loss)	(4,659)	(138,557)	24,223	(16,678)	87,995	111,594	45,473	(102,426)
Cash provided (used) by operating activities	25,530	41,873	23,640	(4,495)	17,322	49,164	67,553	30,688
Adjusted funds flow(3)	10,517	36,173	23,460	3,056	16,902	27,447	57,745	61,830
Capital expenditures	19,413	9,587	1,911	2,518	12,361	14,325	7,706	5,200
Adjusted free cash flow(3)	(8,896)	26,586	21,549	539	4,541	13,122	50,039	56,630
FINANCIAL POSITION
Cash and cash equivalents	109,525	65,976	36,882	22,403	35,363	99,822	73,375	83,774
Restricted cash	-	43,779	47,363	39,363	35,313	27,413	22,017	13,917
Total assets	1,173,483	1,198,889	1,153,021	1,147,984	1,174,258	1,158,367	1,174,634	1,182,168
Total debt	376,350	382,842	246,805	259,555	254,408	320,607	289,604	329,689
Shareholders’ equity	695,000	699,657	846,098	821,418	837,771	748,593	647,937	602,464

(1)	These benchmark prices are not the Company’s realized sales prices and represent approximate values.
(2)	Annual or quarterly average exchange rates as per the Bank of Canada.
(3)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” in this MD&A for further information.

Greenfire Resources Ltd.	2023 Q4 Management’s Discussion and Analysis | 26

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Management believes its current capital resources, combined with its ability to manage cash flow and working capital levels, will enable the Company to meet its current and future obligations, make scheduled interest and principal payments, and fund other business needs. In the short term, the Company anticipates meeting its cash requirements through a combination of cash on hand, operating cash flows, and potentially accessing available credit facilities. However, the Company acknowledges the potential impact of any adverse changes in economic conditions or unforeseen expenses on its ability to generate adequate cash in the short term.

The Company enters into commitments and contractual obligations in the normal course of operations. The following table is a summary of management’s estimate of the contractual maturities of obligations as at December 31, 2023:

($ thousands)	1 Year	2-3 Years	4-5 Years	Thereafter	Total
Transportation	31,880	59,517	58,214	203,198	352,809
Office lease commitments(1)	299	598	598	1,496	2,992
Drilling services	5,845	8,635	-	-	14,480
Total annual commitments	38,024	68,750	58,812	204,694	370,281
Accounts payable and accrued liabilities	59,850	-	-	-	59,850
Long-term debt - Principal(2)	44,321	108,340	244,239	-	396,900
Long-term debt - Interest(2)	48,048	74,066	56,349	-	178,463
Risk management contracts	417	-	-	-	417
Lease obligations	157	284	333	1,015	1,789
Decommissioning obligations(3)	-	81	6,542	199,911	206,534
Total contractual obligations	152,793	182,771	307,463	200,926	843,953
Total future payments	190,817	251,521	366,275	405,620	1,214,234

(1)	Relates to non-lease components and variable operating cost payments.
(2)	This represents the estimated principal repayments of the 2028 Notes and associated interest payments based on foreign exchange rates in effect on December 31, 2023.
(3)	These values are undiscounted and will differ from the amounts presented in the 2023 Financial Statements.

CREDIT RISK

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s accounts receivable. The Company is primarily exposed to credit risk from receivables associated with its oil sales. The Company manages its credit risk exposure by transacting with high-quality credit worthy counterparties and monitoring credit worthiness and/or credit ratings on an ongoing basis. Trade receivables from oil sales are generally collected on 25th day of the month following production. Joint interest receivables are typically collected within one to three months of the invoice being issued. For the period ended December 31, 2023, the Company had oil sales to a single counterparty and the Company has not previously experienced any material credit losses on the collection of accounts receivable.

At December 31, 2023 credit risk from the Company’s outstanding accounts receivable and joint interest receivable balances was considered low due to a history of collections and the receivables that were held by credit worthy counterparties. There were no overdue balances at December 31, 2023.

Accounts Receivable

	Year ended	Year ended
	December 31,	December 31,
($ thousands)	2023	2022
Trade receivables	22,452	22,428
Joint interest receivables	12,228	11,880
Accounts receivable	34,680	34,308

Greenfire Resources Ltd.	2023 Q4 Management’s Discussion and Analysis | 27

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

The Company’s critical accounting policies and estimates are those estimates having a significant impact on the financial position and operations that require management to make judgements, assumptions and estimates in the application of IFRS. Judgements, assumptions and estimates are based on historical experience and other factors that management believes to be reasonable under current conditions. As events occur and additional information becomes available, these judgements, assumptions and estimates may be subject to change. Detailed disclosure of the material accounting policies and the significant accounting estimates, assumptions and judgements can be found in Note 3 “Material Accounting Policies” in the Company’s financial statements for the period ended December 31, 2023.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, change in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

FORWARD LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of the applicable United States federal securities laws and applicable Canadian securities laws (forward-looking information being collectively hereinafter referred to as “forward-looking statements”). Such forward-looking statements are based on expectations, estimates and projections as at the date of this MD&A. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, “is expected”, “anticipates”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends”, or variations of such words and phrases (including negative and grammatical variations), or stating that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements and information concerning: the intentions, strategy, plans and future actions of the Company; that Greenfire is pursuing capital-efficient and lower-risk growth through the optimization of existing production, facilities and reserves to maximize free cash flow generation; Greenfire’s plans to evaluate and consider additional potential prospects for further production growth, including external acquisitions; that the additional production from the ten Refill wells completed at the Expansion Asset as of February 2024 will continue to ramp up and meet expectations; that the additional production from the one Refill well completed at the Demo Asset as of February 2024 will continue to ramp up and meet expectations; the expectation that the NCG injection compressor at the Expansion Asset which was completed and fully commissioned by the year ended December, 2023 will result in targeted reservoir pressure and related increased production rates; estimated production impacts from the failure of third party downhole temperature sensors and the Company’s plans to replace those sensors in the second quarter of 2024; regulatory approval for the remediation work completed at the Demo Asset disposal well and expected related production increases; the Company’s 2024 Outlook, including expected production and forecasts for capital expenditures thereunder; future assessment of royalties at the Demo Asset; the Company’s drilling program, including Greenfire’s commitment to drill 550 days over a two-year period; management’s intent to actively manage the Company’s capital structure in response to changes in economic conditions and its intention to further deleverage the Company’s balance sheet; management’s belief that the Company’s current capital resources and its ability to manage cash flow and working capital levels will allow the Company to meet its current and future obligations, to make scheduled interest and principal payments, and to fund the other needs of the business; expectations related to the Company’s risk management program; and statements relating to the business and future activities of the Company after the date of this MD&A.

Forward-looking statements are based on the beliefs of the Company’s management, as well as on assumptions, which management believes to be reasonable based on information available at the time such statements were made. In addition to other assumptions set out herein, the forward-looking statements contained herein are based on the following assumptions: Greenfire’s ability to compete with other companies; the anticipated future financial or operating performance of the Company; the expected results of operations; assumptions as to future drilling results; assumptions as to costs and commodity prices; the timing and amount of funding required to execute the Company’s business plans; assumptions about future capital expenditures; the effect on the Company of any changes to existing or new legislation or policy or government regulation; the length of time required to obtain permits, certifications and approvals; the availability of labor; estimated budgets; assumptions about future interest and currency exchange rates; requirements for additional capital; the timing and possible outcome of regulatory and permitting matters; goals; strategies; future growth; and the adequacy of financial resources. However, by their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Greenfire Resources Ltd.	2023 Q4 Management’s Discussion and Analysis | 28

Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual results, performance or achievements to differ from those expressed or implied by the forward-looking statements, including, without limitation, a decline in oil prices or widening of differentials between various crude oil prices; lower than expected reservoir performance, including, but not limited to, lower oil production rates; the inability to recognize continued or increased efficiencies from the Company’s production enhancement program and processing plant enhancements, debottlenecking and brownfield expansions; reduced access to or an increase in the cost of diluent; an increase in the cost of natural gas or electricity; the reliability and maintenance of Greenfire’s facilities; supply chain disruption and risks of increases costs relating to inflation; the safety and reliability of pipelines and trucking services that transport Greenfire’s products; the need to replace significant portions of existing wells, referred to as “workovers”, or the need to drill additional wells; the cost to transport bitumen, diluent and bitumen blend, and the cost to dispose of certain by-products; the availability and cost of insurance and the inability to insure against certain types of losses; severe weather or catastrophic events such as fires, droughts, lightning, earthquakes, extreme cold weather, storms or explosions; seasonal weather patterns and the corresponding effects of the spring thaw on equipment on Greenfire’s properties; the availability of pipeline capacity and other transportation and storage facilities for the Company’s bitumen blend; the cost of chemicals used in Greenfire’s operations, including, but not limited to, in connection with water and/or oil treatment facilities; the availability of and access to drilling equipment and key personnel; risks of cybersecurity threats including the possibility of potential breakdown, invasion, virus, cyber-attack, cyber-fraud, security breach, and destruction or interruption of the Company’s information technology systems; Canadian heavy and light oil export capacity constraints and the resulting impact on realized pricing;; the impact of global wars and conflicts on global stability, commodity prices and the world economy, changes in the political landscape and/or legal, tax, royalty and regulatory regimes in Canada, and elsewhere; the cost of compliance with applicable regulatory regimes, including, but not limited to, environmental regulation and Government of Alberta production curtailments, if any; the ability to attract or access capital as a result of changing investor priorities and trends, including as a result of climate change, environmental, social and governance initiatives, the adoption of decarbonization policies and the general stigmatization of the oil and gas industry; hedging risks; variations in foreign exchange and interest rates; risks related to the Company’s indebtedness; failure to accurately estimate abandonment and reclamation costs; the potential for management estimates and assumptions to be inaccurate; and general economic, market and business conditions in Canada, the United States and globally.

The lists of risk factors set out in this MD&A or in the Company’s other public disclosure documents are not exhaustive of the factors that may affect any forward-looking statements of the Company. Forward-looking statements are statements about the future and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out in this MD&A generally and certain economic and business factors, some of which may be beyond the control of the Company. In addition, the global financial and credit markets have experienced significant debt and equity market and commodity price volatility which could have a particularly significant, detrimental and unpredictable effect on forward-looking statements. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, the Company’s securityholders should not place undue reliance on forward-looking statements.

For additional information relating to Greenfire’s operational and other risk factors, please refer to the Company’s final prospectus filed pursuant to Rule 424(b)(3) on February 6, 2024 and its other reports filed with the SEC, which, along with other relevant documents, will be available on a website maintained by the SEC at www.sec.gov and the Company’s Canadian final non-offering prospectus dates February 2, 2024 and other reports and relevant documents available on the Company’s SEDAR+ profile at www.sedarplus.ca.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on https://www.greenfireres.com and can also be found on a website maintained by the SEC at www.sec.gov and on Greenfire’s SEDAR+ profile at www.sedarplus.ca

Greenfire Resources Ltd.	2023 Q4 Management’s Discussion and Analysis | 29

CORPORATE INFORMATION

Directors	Bankers

Julian McIntyre (1)	Bank of Montreal
Jonathan Klesch	595-8 Avenue SW
Derek Aylesworth (2)(3)	Calgary, Alberta, Canada
Venkat Siva (3)	T2P 1G1
Matthew Perkal (3)
Robert Logan	Auditor

(1) Chair of the Board of Directors	Deloitte LLP
(2) Chair of the Audit and Reserves Committee	850 2nd Street SW
(3) Audit and Reserves Committee	Calgary, Alberta, Canada
T2P 0R8
Officers
Reserve Engineers
Robert Logan MPBE, P.Eng
President, and Chief Executive Officer	McDaniel & Associates Consultants Ltd.
2200, 255 – 5th Avenue SW
Tony Kraljic, CPA	Calgary, Alberta, Canada
Chief Financial Officer	T2P 3G6

Kevin Millar C.E.T.
SVP Operations & Steam Chief

Albert MA P.Eng
SVP Engineering

Crystal Park P.Eng, MBA
SVP Commercial

Charles R. Kraus
Corporate Secretary

Head Office

Suite 1900, 205 – 5th Avenue SW,
Calgary, Alberta, Canada
T2P 2V7
www.greenfireres.com
NYSE: GFR
TSX : GFR.TO

Solicitors

Burnet, Duckworth, & Palmer LLP
2400, 525 – 8th Avenue SW
Calgary, Alberta, Canada
T2P 1G1

Carter Ledyard & Milburn LLP
41st Floor
28 Liberty Street
New York, New York 10005

Greenfire Resources Ltd.	2023 Q4 Management’s Discussion and Analysis | 30